COMFORCE CORPORATION

                        Supplement dated May 29, 1997 to
                       Prospectus dated February 18, 1997,
                 as supplemented March 6, 1997 and April 2, 1997


Set forth in this Supplement is certain information included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 of COMFORCE Corporation ("COMFORCE" or the "Company"), including (i) Management's Discussion and
Analysis of Financial Condition and Results of Operation (page 3), and (ii) financial statements for the Company as listed on page 6. Capitalized terms not defined herein shall have the meanings set forth in the Prospectus, as supplemented to date.

                          [Intentionally left blank]

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

         The discussion set forth below supplements the information found in the unaudited consolidated financial statements for the three months ended March 31, 1997 and related notes. The matters discussed below and elsewhere in the Prospectus, as supplemented, contain forward looking statements that involve risks and uncertainties, many of which may be beyond the Company's control. See "Risk Factors" in the Prospectus for a discussion of certain of such risks and uncertainties.

Overview

     The October 1995 acquisition of COMFORCE Telecom marked the Company's entry into the technical staffing business, followed by the acquisition of six additional technical staffing businesses through February 1997. These acquisitions are discussed under "Acquisition History" in the Prospectus. The Company's results of operations and financial condition reflect its rapid growth through acquisitions. Amortization of intangibles, principally goodwill, has also increased as a result of acquisitions.

     The Company serves customers in three principal sectors -- telecommunications, information technology and technical services. In the telecommunications sector, the Company provides staffing for wireline and wireless communications systems development, satellite and earth station deployment, network management and plant modernization. In the information technology sector, the Company provides staffing for specific projects requiring highly specialized skills such as applications programming and development, client/server development, systems software architecture and design, systems engineering and systems integration. In the technical services sector, the Company provides staffing for national laboratory research in such areas as environmental safety, alternative energy source development and laser technology, and provides highly-skilled labor meeting diverse commercial needs in the avionics and aerospace, architectural, automotive, energy and power, pharmaceutical, marine and petrochemical fields.

     Gross margins on staffing services can vary significantly depending on factors such as the specific services being performed, the overall contract size and the amount of recruiting required. Margins on the Company's sales in the technical services sector are typically significantly lower than those in the telecommunications and information technology ("IT") sectors, although the trend in the IT staffing sector has been toward lower gross margins generally as this sector matures and consolidates. Additionally, in certain markets the Company has experienced significant pricing pressure from some of its competitors. Consequently, changes in the Company's sales mix can be expected to impact the overall gross margins generated by the Company.

     Staffing personnel placed by the Company are Company employees. The Company is responsible for employee related expenses for its employees, including workers' compensation, unemployment compensation insurance, Medicare and Social Security taxes and general payroll expenses. The Company offers health, dental, disability and life insurance to its billable employees.

Results of Operations

Three Months Ended March 31, 1997 Compared to Three Months Ended March 31, 1996

     Revenues of $35.8 million for the three months ended March 31, 1997 were $32.5 million, or 997% higher than revenues for the three months ended March 31, 1996. The increase in 1997 revenues is attributable principally to the Company's completion of five acquisitions since the end of the first quarter of 1996 and growth in the telecommunications and information technology sectors which are served by the Company.

     Cost of revenues for the three months ended March 31, 1997 was 86.8% of revenues, compared to cost of revenues of 75.1% for the three months ended March 31, 1996. The 1997 cost of revenues increase of 11.7% is a result of the Company's expansion into more mature technical staffing markets.

     Selling, general and administrative expenses as a percentage of revenue was 8.5% for the three months ended March 31, 1997, compared to 17.4% for the three months ended March 31, 1996. The decrease of 8.9% is attributable to the acquisitions completed during 1996 and 1997 which contributed greater revenue with lower incremental selling, general and administrative costs.

     Operating income for the three months ended March 31, 1997 was $1.3 million, compared to operating income of $168,000 for the three months ended March 31, 1996. This increase was principally attributable to the Company's completion of five acquisitions since the end of the first quarter of 1996.

     The Company's interest expense for the three months ended March 31, 1997 is attributable principally to the interest payable on the $25.2 million principal amount of subordinated convertible debentures (the "Debentures") issued by the Company in February and March 1997, the proceeds of which were used to partially fund the acquisition of RHO Company Incorporated ("RHO") and for working capital purposes.

     The income tax provision for the three months ended March 31, 1997 was $58,000 on a loss before income taxes of $44,000, compared to taxes of $70,000 on pretax income of $170,000 for the three months ended March 31, 1996. The difference between the Federal statutory income tax rate and the Company's effective tax rate relates primarily to state income taxes and the nondeductibility of certain intangible assets.

Financial Condition, Liquidity and Capital Resources

     During the first quarter of 1997, the Company's primary sources of funds to meet working capital needs were from operations, funds made available through the Company's $25.2 million offering of Debentures in February and March 1997 and borrowings under a short-term credit facility with U.S. Bank of Washington, National Association (the "U.S. Bank Credit Facility") entered into in February 1997 which provides for up to $7.5 million in availability. A portion of the proceeds from the Debenture offering was used to retire the Company's $10.0 million credit facility with The Chase Manhattan Bank.

     The Company is presently seeking to obtain a credit facility providing for term loan and revolving credit availability of from $50 million to $75 million to fund additional acquisitions, to retire the U.S. Bank Credit Facility (which matures in July 1997) and to finance future working capital needs. In respect of its working capital requirements, the Company typically pays its billable employees weekly for their services before receiving payment from its customers. As new offices are established or acquired, or as existing offices expand and revenues are increased, there will be greater requirements for cash resources to fund current operations.

     Management believes that such a replacement credit facility will be sufficient to meet its anticipated level of business activity in 1997. However, the Company can give no assurance that such a credit facility will be available or, if available, that it will be available on terms acceptable to the Company. Although management believes that the funds provided by operations, the U.S. Bank Credit Facility and funds remaining under the $25.2 million placement of Debentures will be sufficient to meet its present working capital requirements through July 1997, the Company's inability to obtain a new credit facility could require the Company to delay, scale back or eliminate all or some of its market development and acquisition projects and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is obligated under various acquisition agreements to make earn-out payments to the sellers of acquired companies, subject to the acquired companies' meeting certain contractual requirements. The maximum amount of these potential earn-out payments is $717,000 in cash payable in 1997 and $5 million in cash and $4.5 million in stock payable in the three-year period from 1998 to 2000. The Company cannot currently estimate whether it will be obligated to pay the maximum amount; however, the Company anticipates that the cash generated by the operations of the acquired companies will provide all or a substantial part of the capital required to fund the cash portion of the earn-out payments.

     Cash and cash equivalents increased $1.0 million during the three months ended March 31, 1997. During the first quarter of 1997, cash flows of $17.6 million provided by financing activities exceeded cash flows of $1.2 million used in operating activities and cash flows of $15.4 million used by investing activities. Cash flows used by operating activities were principally attributable to the need to fund growth in accounts receivable and their carrying costs. Cash flows used in investing activities are principally related to the purchase of RHO. Cash flows from financing activities were attributable to net proceeds available to the Company in connection with its sale of $25.2 million of Debentures and net borrowings under the U.S. Bank Credit Facility.

     As of March 31, 1997, approximately $39.2 million, or 51%of the Company's total assets were intangible assets. These intangible assets substantially represent amounts attributable to goodwill recorded in connection with the Company's acquisitions and will be amortized over a five to 40 year period, resulting in an annual charge of in excess of $1 million. Various factors could impact the Company's ability to generate the earnings necessary to support this amortization schedule, including fluctuations in the economy, the degree and nature of competition, demand for the Company's services, and the Company's ability to integrate the operations of acquired businesses, to recruit and place staffing professionals, to expand into new markets and to maintain gross margins in the face of pricing pressures. The failure of the Company to generate earnings necessary to support the amortization charge may result in an impairment of the asset. The resulting write-off could have a material adverse effect on the Company's business, financial condition and results of operations.

Seasonality

     The Company's quarterly operating results are affected primarily by the number of billing days in the quarter and the seasonality of its customers' businesses. Demand for services in the technical services sector has historically been lower during the year-end holidays through January of the following year, showing gradual improvement over the remainder of the year. Although less pronounced than in technical services, the demand for services of the telecommunications and IT sectors is typically lower during the first quarter until customers' operating budgets are finalized. The Company believes that the effects of seasonality will be less severe in the future as revenues contributed by the information technology and telecommunications sectors continue to increase as a percentage of the Company's consolidated revenues.

Other Matters

     In February 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 128, "Earnings per Share"
("SFAS No. 128"), which establishes standards for computing and presenting earnings per share. SFAS No. 128 will be effective for financial statements issued for periods ending after December 15, 1997. Earlier application is not permitted. Management has not yet evaluated the effects of this change on the Company's financial statements.

COMFORCE Corporation and Subsidiaries
Index to Financial Statements


                                                                          Page
                                                                          Number
                                                                          ------


Financial Statements (unaudited):

     Condensed Consolidated Balance Sheets as of
              March 31, 1997 and December 31, 1996                           7

     Condensed Consolidated Statements of Operations
              for the three months ended March 31, 1997
              and March 31, 1996                                             9

     Condensed Consolidated Statement of Changes in Stockholders'
              Equity for the three months ended March 31, 1997              10

     Condensed Consolidated Statements of Cash Flows for the
              three months ended March 31, 1997 and March 31, 1996          11

     Notes to Condensed Consolidated Financial Statements                   12

COMFORCE Corporation and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands)

                                                               March 31,  December 31,
                                                               ---------  ------------
                                                                 1997        1996
                                                                 ----        ----
                                                              (unaudited)
                    ASSETS
Current assets:
   Cash and equivalents                                          $ 4,654   $ 3,608
   Restricted cash                                                 1,000      --
   Accounts receivable, net of allowance
       of doubtful accounts of $423 in 1997
       and $213 in 1996                                           25,465    12,042
   Prepaid expenses                                                1,086       243
   Deferred income tax                                             1,639       278
   Deferred financing fees                                         2,436      --
   Other                                                             493       373
                                                                 -------   -------
          Total current assets                                    36,773    16,544
                                                                 -------   -------

Property, plant and equipment                                      1,652       890
Less:  accumulated depreciation and amortization                     212       146
                                                                 -------   -------
                                                                   1,440       744
                                                                 -------   -------
Other assets:
   Excess of cost over net assets acquired, net of accumulated
      amortization of $787 in 1997 and $526 in 1996               39,223    24,756
   Other                                                             134     1,322
                                                                 -------   -------
                                                                  39,357    26,078
                                                                 -------   -------
                                                                 $77,570   $43,366
                                                                 =======   =======


     The accompanying notes are an integral part of the condensed consolidated financial statements.

COMFORCE Corporation and Subsidiaries
Condensed Consolidated Balance Sheets, Continued
(in thousands, except per share data)

                                                                March 31,  December 31,
                                                                ---------  ------------
                                                                  1997        1996
                                                                  ----        ----
                                                               (unaudited)
     LIABILITIES
Current liabilities:
   Borrowings under revolving line of credit                     $ 6,328   $ 3,850
   Accounts payable                                                1,957     1,398
   Accrued expenses                                                7,502     1,961
   Payroll tax liabilities                                         3,495       969
   Income taxes                                                      275       354
   Short-term debt                                                25,163      --
                                                                 -------   -------
                    Total current liabilities                     44,720     8,532
                                                                 -------   -------

Deferred income tax                                                   90        90
Other liabilities                                                    868      --
                                                                 -------   -------
                    Total liabilities                             45,678     8,622
                                                                 -------   -------

Commitments and contingencies                                       --        --
Common stock subject to redemption                                 4,600      --

     STOCKHOLDERS' EQUITY

6% Series D convertible preferred stock,
$.01 par value; 15,000 authorized,
6,480 issued and outstanding in 1997,
and 7,002 shares issued and outstanding in
1996. Liquidation value of $1,000 per share ($6,480,000)               1         1

5% Series F convertible preferred stock,
$.01 par value; 10,000 shares
authorized 500 shares issued and
 otstanding in 1997 and 3,250 shares
issued and outstanding in 1996
Liquidation value of $1,000 per share ($500,000)                       1         1

Common stock, $.01 par value;
100,000,000 shares authorized,
12,873,434 issued and outstanding in
1997 and 12,701,934 issued and
outstanding in 1996                                                  129       127
Additional paid-in capital                                        27,035    34,253
Retained earnings since January 1, 1996                              126       362
                                                                 -------   -------
                                                                  27,292    34,744
                                                                 -------   -------
                                                                 $77,570   $43,366
                                                                 =======   =======

     The accompanying notes are an integral part of the condensed consolidated financial statements.

COMFORCE Corporation and Subsidiaries
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)


                                                           Three Months Ended March 31,
                                                           ----------------------------
                                                                   1997      1996
                                                                   ----      ----

Revenues                                                         $35,808   $ 3,265
                                                                 -------   -------

Costs and expenses:
     Cost of revenues                                             31,086     2,452
     Selling, general and administrative                           3,060       568
     Depreciation and amortization                                   341        77
                                                                 -------   -------
                                                                  34.487     3,097
                                                                 -------   -------
Operating income                                                   1,321       168
                                                                 -------   -------

Interest expense:
     Bridge financing costs                                       (1,418)     --
     Other interest, net of interest income                         (291)       (1)
     Other income                                                    344         3
                                                                 -------   -------
                                                                  (1,365)        2
                                                                 -------   -------

Earnings (loss) before income taxes                                  (44)      170
Provision for income taxes                                           (58)      (70)
                                                                 -------   -------
Net income (loss)                                                   (102)      100

Dividends on preferred stock                                         134      --
                                                                 -------   -------
     Income (loss) available to common stockholders              $  (236)  $   100
                                                                 =======   =======

Earnings (loss) per share                                          (0.02)     0.01
                                                                 -------   -------
          Net earnings (loss)                                    $ (0.02)  $  0.01
                                                                 =======   =======

Weighted average number of shares of common stock and
common stock equivalents outstanding                              12,776    10,884
                                                                 =======   =======


     The accompanying notes are an integral part of the condensed consolidated financial statements.

COMFORCE Corporation and Subsidiaries
Condensed Consolidated Statement of Changes
In Stockholders' Equity
(in thousands, except per share data)
(unaudited)

                                                                    Series D
                                       Common Stock             Preferred Stock
                                       ------------             ---------------
                                    Shares      Dollars       Shares     Dollars
                                    ------      -------       ------     -------
Balance at December 31, 1996      12,701,934   $   127         7,002    $   1
   Exercise of stock options         118,000         1          --       --
   Exercise of stock warrants         10,000      --            --       --
   Redemption of Series F
   preferred stock                      --        --            --       --
   Conversion of Series D
   preferred stock                    43,500         1          (522)    --
   SEC Registration fees                --        --            --       --
   Issuance of warrants in
   connection with debt
   placement                            --        --            --       --
   Reclassification of common
   stock subject to redemption          --        --            --       --
   Net earnings                         --        --            --       --
   Dividends:                           --        --            --       --
   Series D preferred stock             --        --            --       --
   Series F preferred stock             --        --            --       --
                                  ----------   -------         -----    -----
                                  12,873,434   $   129         6,480    $   1
                                  ==========   =======         =====    =====

                                                                      Retained
                                          Series F                     Earnings
                                       Preferred Stock    Additional    Since        Total
                                     -------------------    Paid-in   January 1,  Stockholders'
                                     Shares      Dollars    Capital      1996        Equity
                                     ------      -------    -------      ----        ------
Balance at December 31, 1996           3,250    $    1   $  34,253    $  362       $34,744
   Exercise of stock options            --        --           131      --             132
   Exercise of stock warrants           --        --            21      --              21
   Redemption of Series F
   preferred stock                    (2,750)     --        (3,162)     --          (3,162)
   Conversion of Series D
   preferred stock                      --        --          --        --               1
   SEC Registration fees                --        --          (196)     --            (196)
   Issuance of warrants in
   connection with debt
   placement                            --        --           588      --             588
   Reclassification of common
   stock subject to redemption          --        --        (4,600)     --          (4,600)
   Net earnings                         --        --          --        (102)         (102)
   Dividends:                           --        --          --        --            --
   Series D preferred stock             --        --          --        (102)         (102)
   Series F preferred stock             --        --          --         (32)          (32)
                                       -----    ------   ---------    ------       -------
                                         500    $    1   $  27,035    $  126       $27,292
                                       =====    ======   =========    ======       =======


     The accompanying notes are an integral part of the condensed consolidated financial statements.

COMFORCE Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flow
(unaudited in thousands)

                                                                                             Three Months Ended
                                                                                                   March 31,
                                                                                             ------------------
                                                                                            1997                1996
                                                                                            ----                ----
Net cash flows used by operating activities                                              $ (1,146)           $  (216)
                                                                                         --------            --------
Cash flows from investing activities:
   Acquisition payments, net of cash acquired                                             (14,178)             (2,086)
   Officer loans                                                                             --                   (38)
   Restricted cash                                                                         (1,000)               --
   Additions to property, plant and equipment                                                (247)                 (6)
                                                                                         --------            --------
Net cash flows (used by) from investing activities                                        (15,425)             (2,130)
                                                                                         --------            --------
Cash flows from financing activities:
   Proceeds from revolving line of credit                                                   8,336               1,900
   Repayment on line of credit                                                            (11,141)               --
   Proceeds from short-term debt                                                           20,628                --
   Proceeds from exercise of stock options                                                    131                  22
   Proceeds from exercise of warrants                                                          21                --
   Payments of registration costs                                                            (196)               --
   Dividends paid                                                                            (162)               --
                                                                                         --------            --------
Net cash flows from financing activities                                                   17,617               1,922
                                                                                         --------            --------
Increase (decrease) in cash and cash equivalents                                            1,046                (424)
Cash and equivalents, beginning of period                                                   3,608                 649
                                                                                         --------            --------
Cash and equivalents, end of period                                                      $  4,654            $    225
                                                                                         ========            ========
Supplemental cash flow information:
Cash paid during the period for:
    Interest                                                                                  120                   1
    Income taxes paid                                                                          71                --
Supplemental schedule of noncash investing and financing activities:
   Quasi-reorganization                                                                      --               (93,848)
   Issuance of short-term debt to redeem Series F preferred stock                           3,162                --
   Accrued dividends                                                                           68                --
   Amounts assumed by ARTRA                                                                  --                   909
   Warrants issued in connection with the sale of convertible debentures                      488                --
   Warrants issued in connection with short-term loan                                         100                --


     The accompanying notes are an integral part of the condensed consolidated financial statements

COMFORCE Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements

1. BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements of COMFORCE Corporation ("COMFORCE" or the "Company"), formerly The Lori Corporation
("Lori"), are presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company currently operates in one industry segment as a provider of telecommunications and computer technical staffing and consulting services worldwide.

Effective January 1, 1996, the Company effected a quasi-reorganization through the application of $93,847,000 of its $95,993,000 Additional-Paid-in-Capital account to eliminate its Accumulated Deficit. The Company's Board decided to effect a quasi-reorganization given that the Company achieved profitability following its entry into the technical staffing business and discontinuation of its unprofitable jewelry business.

As discussed in Note 3, on February 28, 1997, the Company purchased all of the stock of RHO Company Incorporated ("RHO"). RHO is in the business of providing contract employees to other businesses.

These condensed consolidated financial statements are presented in accordance with the requirements applicable to Form 10-Q and consequently do not include all the disclosures required in audited financial statements. Accordingly, the Company's audited financial statements for the year ended December 31, 1996, included in the Supplement to the Prospectus dated April 2, 1997, should be read in conjunction with these condensed consolidated financial statements. The condensed consolidated balance sheet as of December 31, 1996 was derived from the audited consolidated financial statements included in such supplement.

Reported interim results of operations are based in part on estimates which may be subject to year-end adjustments. In addition, these quarterly results of operations are not necessarily indicative of those expected for the year.

2. STATEMENT OF FINANCIAL ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"), which establishes standards for computing and presenting earnings per share
(EPS). SFAS No. 128 will be effective for financial statements issued for periods ending after December 15, 1997. Earlier application is not permitted. Management has not yet evaluated the effects of this change on the Company's financial statements.

3. CERTAIN ACQUISITIONS

On February 28, 1997, the Company purchased all of the stock of RHO for $14.8 million payable in cash, plus a contingent payout to be paid over three years on future earnings of RHO payable in stock in an aggregate amount not to exceed $3.3 million. The maximum number of shares issuable under the contingent payout is 386,249 shares. The acquisition of RHO was accounted for under the purchase method and, accordingly, RHO's operations are included in the Company's statement of operations from the date of acquisition. The cash portion of the purchase price paid at closing was principally funded through the Company's offering of convertible debentures. See Note 4. RHO provides specialists primarily in the technical services and IT sectors.

In connection with the closing of the RHO acquisition and in recognition of the efforts of James L. Paterek, Chairman of the Company, Christopher P. Franco, Chief Executive Officer of the Company, and Michael Ferrentino, President of the Company, including providing their personal guarantees on certain loans to the Company through the pledging of their shares of Company stock, the Company paid each of these officers $75,000.

The following unaudited pro forma summary presents the consolidated results of operations (in thousands, except per share data) as if the RHO acquisition has occurred on January 1, 1996 and does not purport to be an indication of what would have occurred had the acquisition been made as of that date or of results which may occur in the future.


                                                        Three Months Ended
                                                             March 31,
                                                             ---------
                                                       1997               1996
                                                       ----               ----
                                                            (unaudited)

Revenue                                              $ 50,118          $ 23,715

Net loss from operations                             $   (934)         $   (137)
                                                     ========          ========
Net loss per share                                   $  (0.07)         $  (0.01)
                                                     ========          ========


The above pro forma data assumes the issuance of $15.0 million of short term debt to finance the RHO acquisition. Pro forma adjustments include an interest cost increase of $95,000 in 1997 and $112,000 in 1996, additional goodwill amortization of $62,000 and $89,000 in the 1997 and 1996 periods, respectively, and the related income tax effect.

4. DEBT

At March 31, 1997, notes payable and long-term debt (in thousands) consisted of:




                                                         March 31,  December 31,
                                                         ---------  ------------
                                                           1997        1996
                                                           ----        ----
Outstanding debt
    Revolving line of credit, due in July 1997,
    with interest payable monthly at
    the bank's prime rate. At March 31, 1997,
    the bank's prime rate was 8.25%                       $ 6,328     $ 3,850

Convertible Debt                                           25,163        --
                                                          -------     -------

                                                          $31,491     $ 3,850
                                                          =======     =======

The revolving line of credit agreement allows for borrowings up to a maximum of $7.5 million. Borrowings against the line cannot exceed 80% of eligible receivables, as defined. The borrowing is collateralized by accounts receivable and other assets of RHO. As of March 31, 1997, the Company was not in compliance with certain loan covenants and had received waivers of compliance with these covenants.

From February 27 to March 21, 1997 (each date of sale a "Closing Date"), the Company sold $25.2 million of its Subordinated Convertible Debentures ("Debentures") to certain institutional investors for cash or in exchange for shares of the Company's Series F Preferred Stock. In the case of the shares exchanged, the Company effected the repurchase of 2,750 of the 3,250 outstanding shares of its Series F Preferred Stock by issuing Debentures in the original principal amount of 115% of the liquidation value of the Series F Preferred Stock to the holders thereof (the "Series F Holders"). The Debentures bear interest at the rate of 8% per annum during the 180 day period following each Closing

Date and thereafter at the rate of 10% per annum continuing until fully paid or converted. Interest on the Debentures is payable quarterly in cash or in common stock of the Company, at the Company's option.

The Debentures may be redeemed by the Company in whole or in part at any time from issuance through 360 days after any Closing Date at a redemption price equal to the sum of (i) the principal amount thereof, (ii) all accrued, unpaid interest thereon, and (iii) premiums ranging from 5% (2.5% in the case of Debentures exchanged for Series F Preferred Stock) for Debentures redeemed within 60 days after any Closing Date and increasing up to 25% for Debentures redeemed between 181 and 360 days after any Closing Date. The Company is currently seeking long-term financing to redeem these Debentures and to provide capital for continued expansion of its operations.

In addition, the Debentures may be converted, in whole or in part, at the option of the holder beginning 181 days following each Closing Date. If any holder elects to convert Debentures, the Company has the option to effect the requested conversion in either cash or in shares of the Company's common stock, or in any combination thereof. Cash conversions are payable at 125% of face value (plus accrued interest). Stock conversions are payable at 100% of face value (plus accrued interest) in common stock valued at 75% of the average closing bid price for the five trading days ending on the trading day before the conversion. Any portion of any Debenture which remains outstanding on the 360th day following the applicable Closing Date will be automatically converted to cash or shares of common stock, or any combination thereof, as determined by the Company. Under certain circumstances, the aggregate number of shares of common stock issuable is limited, which could require that the Company effect certain conversions through cash payments.

From February 27 to March 21, 1997, the Company issued three year warrants ("Warrants") to purchase up to 504,000 shares of its Company's common stock at exercise prices ranging from $6.85 to $7.65 per share. Warrants to purchase 201,600 shares of common stock with a value of $488,000 have vested and will become exercisable six months after each Closing Date (each an "Exercise Date"). Warrants to purchase the remaining 302,400 shares of common stock will vest in one-third increments (and become exercisable on the respective Exercise Dates) if the Debentures are not repaid within 90, 120 and 150 days after the Closing Dates. The Company also issued additional three year warrants ("Additional Warrants") to purchase 504,000 shares of the Company's common stock, which Additional Warrants will vest (and become exercisable on the respective Exercise Dates) if the Debentures are not redeemed within 180 days following the Closing Dates. The Additional Warrants will have an exercise price equal to the average closing price of the Company's common stock over the five-day trading period ending 179 days after the respective Closing Dates.

5. EQUITY

In January 1997, 63,000 stock options were exercised at an average price of $1.125.

In January 1997, 10,000 warrants were exercised at an average price of $2.062.

In February 1997, 55,000 stock options were exercised at an average price of $1.125.

In February and March 1997, the Company issued 201,600 warrants in connection with the sale of the Debentures with a value of $488,000.

In February  1997,  the Company  effected the  repurchase  of 2,750 of the 3,250 outstanding shares of its Series F Preferred Stock with a value of $3,162,000 through the issuance of its Debentures (see Note 4).

On February 28, 1997, the Company issued 100,000 warrants with a value of $100,000 in connection with a short-term loan made to the Company.

In March 1997, 522 shares of Series D Preferred Stock were converted into 43,500 shares of common stock at a price of $12 per share.

6.       EARNINGS PER SHARE

Earnings per common share is computed by dividing net earnings available for common stockholders by the weighted average number of shares of common stock and common stock equivalents (stock options and warrants), outstanding during each period. Common stock equivalents relate to outstanding stock options and warrants. For this computation, shares of the Series F Preferred Stock are anti-dilutive and as such are not considered equivalents for this calculation. The shares of Series D Preferred Stock are not considered common stock equivalents and are excluded from primary earnings per share. The dividends of $102,000 accrued or paid on the Series D Preferred Stock and the dividends of $32,000 accrued or paid on the Series F Preferred Stock have been deducted for computing earnings available to common stockholders. For the period ended March 31, 1997, common stock equivalents have not been included in this calculation as their effect is anti-dilutive. For the period ended March 31, 1996, fully diluted earnings per share have not been presented as the result is anti-dilutive or does not differ from primary earnings per share.

Primary earnings per share is calculated as follows (in thousands):


                                                              1997        1996
                                                              ----        ----

Earnings (loss) available for common stockholders           $   (236)   $    100
                                                            ========    ========
Weighted average number of shares outstanding for the
  period                                                      12,776       9,310
Dilutive effect of common stock equivalents                     --         1,574
                                                            --------    --------
                                                              12,776      10,884
                                                            ========    ========

Primary earnings (loss) per share                           $  (0.02)   $   0.01
                                                            ========    ========

7. INCOME TAXES

In the first quarter of 1997 and 1996, the difference between the Federal statutory income tax rate and the Company's effective tax rate relates primarily to state income taxes and the nondeductibility of certain intangible assets.

8. LITIGATION

In January 1997, Austin A. Iodice, who served as the Company's Chief Executive Officer, President and Vice Chairman while the Company, through its subsidiaries, was engaged in the jewelry business, and Anthony Giglio, who performed the functions of the Company's Chief Operating Officer while the Company was engaged in the jewelry business, filed separate suits against the Company in the Connecticut Superior Court alleging that the Company had breached the terms of management agreements entered into with them by failing to honor options to purchase common stock awarded to them in connection with the management of the jewelry business under the terms of such management agreements and the Company's Long-Term Stock Investment Plan. The suits allege that the plaintiffs are entitled to an unspecified amount of damages. The Company believes that the option to purchase 370,419 shares granted to Mr. Iodice (through Nitsua, Ltd., a corporation wholly-owned by him) and the option to purchase 185,210 shares granted to Mr. Giglio, each having an exercise price of $1.125 per share, expired in 1996, three months after Messrs. Giglio and Iodice ceased to be employed by the Company. Messrs. Giglio and Iodice maintain that they were agents and not employees of the Company and that the options continue to be exercisable. In March 1997, the Company filed motions to dismiss each of these suits. The Company intends to vigorously defend these suits.

In a case filed in U.S. District Court, Central District of California, against RHO and Technical Staff Associates, Inc. ("TSA"), which was acquired by RHO in 1992, TSA's former insurance carrier has alleged that TSA and RHO are obligated to repay to it approximately $1.6 million that it was required to pay in connection with an injury and death that occurred in November 1992 to a temporary employee of TSA. The action has been referred to RHO's insurance carrier, which is defending it with a reservation of rights. RHO has been granted summary judgment with respect to all claims made in the action, which judgment is the subject of an appeal by the plaintiff. Management believes that the case is without substantial merit and intends to vigorously defend it.

Prior to its entry into the jewelry business in 1985, the Company operated in excess of 20 manufacturing facilities for the production of, inter alia, photocopy machines, photographic chemicals and paper coating. These operations were sold or discontinued in the late 1970s and early 1980s. Certain of these facilities may have used and/or generated hazardous materials and may have disposed of the hazardous substances, particularly before the enactment of laws governing the safe disposal of hazardous substances, at an indeterminable number of sites. Although the controlling stockholders and current management had no involvement in such prior manufacturing operations, the Company could be held to be responsible for clean-up costs if any hazardous substances were deposited at these manufacturing sites, or at off-site waste disposal locations, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), or under other Federal or state environmental laws now or hereafter enacted. However, except for the Gary, Indiana site described below, the Company has not been notified by the Federal Environmental Protection Agency (the "EPA") that it is a potentially responsible party for, nor is the Company aware of having disposed of hazardous substances at, any site.

In December 1994, the Company was notified by the EPA that it is a potentially responsible party under CERCLA for the disposal of hazardous substances at a site in Gary, Indiana. The alleged disposal occurred in the mid-1970s at a time when the Company conducted operations as APECO Corporation. In this connection, in December 1994, the Company was named as one of approximately 80 defendants in a case brought in the United States District Court for the Northern District of Indiana by a group of 14 potentially responsible parties who agreed in a consent order entered into with the EPA to clean-up this site. The plaintiffs have estimated the cost of cleaning up this site to be $45 million, and have offered to settle the case with the Company for $991,445. This amount represents the plaintiffs' estimate of the Company's pro rata share of the clean-up costs. At the direction of ARTRA GROUP Incorporated ("ARTRA"), which, as described below, is contractually obligated to the Company for any environmental liabilities, the Company declined to accept this settlement proposal, which was subsequently withdrawn.

The evidence produced by the plaintiffs to date is the testamentary evidence of four former employees of a waste disposal company that deposited wastes at the Gary, Indiana site identifying the Company as a customer of such disposal company, and entries in such disposal company's bookkeeping ledgers showing invoices to the Company. The Company, however, has neither discovered any records which indicate, nor located any current or former employees who have advised, that the Company deposited hazardous substances at the site. Management and its counsel cannot state whether a negative outcome is probable regarding the Company's potential liability at this site.

Under the terms of the Assumption Agreement and a subsequent agreement entered into between ARTRA and the Company, ARTRA has agreed to pay and discharge substantially all of the Company's pre-existing liabilities and obligations, including environmental liabilities at any sites at which the Company allegedly operated facilities or disposed of hazardous substances, whether or not the Company is currently identified as a potentially responsible party therefor. Consequently, the Company is entitled to full indemnification from ARTRA for any environmental liabilities associated with the Gary, Indiana site. In addition, ARTRA has deposited 125,000 shares of the Company's common stock in escrow as collateral to satisfy any judgment adverse to the Company or to pay any agreed upon settlement amount with respect to the Gary, Indiana site, and to satisfy certain other obligations assumed by ARTRA. Proceeds from the sale of the shares held in escrow might not be sufficient to satisfy any such judgment or pay any such settlement amount. While ARTRA is obligated to indemnify the Company for any environmental liabilities, no assurance can be given that ARTRA will be financially capable of satisfying its obligations with respect to any liability in connection with the Gary, Indiana site or any other environmental liabilities. ARTRA has advised that it intends to vigorously defend this case.

The Company is a party to routine contract and employment-related litigation matters in the ordinary course of its business. No such pending matters, individually or in the aggregate, if adversely determined, are believed by management to be material to the business, results of operations or financial condition of the Company. The Company maintains general liability insurance, property insurance, automobile insurance, employee benefit liability insurance, owner's and contractor's protective insurance and exporter's foreign operations insurance with coverage of $1 million on a per claim basis and $2 million aggregate (with $3 million umbrella coverage). The Company insures against workers' compensation in amounts required under applicable state law and in the amount of $500,000 in the case of foreign workers. The Company also maintains fidelity insurance in the amount of $25,000 per claim and directors' and officers' liability insurance in the amount of $2 million. The Company is presently soliciting quotations to obtain errors and omissions coverage.

9. RELATED PARTY TRANSACTION

The Company paid L.H. Friskoff & Company, a certified public accounting firm at which Richard Barber, a Director of the Company, is a partner, approximately $69,000 in fees during 1997 for tax-related advisory services.

10. SUBSEQUENT EVENTS

In December 1996, the Company sold 460,000 shares of its common stock, together with a related payment right requiring the Company to make a payment to the investors in either cash or common stock, at the Company's option, equal to the amount by which $10.00 per share exceeded the average closing bid price for the five trading days prior to April 1, 1997. In addition, in December 1996, the Company sold 350,000 shares of its common stock, together with a related payment right requiring the Company to make a payment to the investors in either cash or common stock, at the Company's option, equal to the amount by which $12.05 per share exceeded the average closing bid price for the five trading days prior to April 1, 1997. On April 1, 1997, the Company satisfied these payment rights by issuing 385,591 shares of its common stock.

In February 1997, in connection with its sale of its Debentures to the investors who purchased 460,000 shares of the Company's common stock in December 1996, described above, the Company granted to such investors put options under which the Company agreed to repurchase 115,000 of the shares on each of April 28, 1997, May 28, 1997, June 27, 1997 and July 27, 1997 at a purchase price of $10.00 per share, payable in cash, subject to adjustment based on payments made in satisfaction of the payment right described above. In the case of cash payments under the payment right, this adjustment is effected through a reduction of the put option price by the amount of the cash payment. In the case of payments in stock under the payment right, this adjustment is effected through an increase in the aggregate number of shares subject to the put option, without adjustment of the aggregate put option price. On April 28, 1997, the investors elected to exercise the first put option. As a result of the Company's satisfaction of the payment right through its issuance of shares of common stock as of April 1, 1997, the number of shares the Company is required to repurchase has been increased by 40,391 shares. Consequently, the Company is repurchasing 155,391 shares of its common stock for $1,150,000.